

July 16, 2021

Kirk Blosch
President
Outdoor Specialty Products, Inc.
3842 Quail Hollow Drive
Salt Lake City, Utah 84109

> **Re: Outdoor Specialty Products, Inc.**
> **Registration Statement on Form 10**
> **File No. 000-56301**
> **Filed June 24, 2021**

Dear Mr. Blosch:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10

Item 7 Certain Relationships and Related Transactions and Director Independence, page 11

1. Please tell us why you have not disclosed the loan provided to the company from Mr. Blosch identified as Exhibit 10.2. See Item 404(d) of Regulation S-K.

Item 15. Financial Statements and Exhibits, page 13

2. The auditor's consent presented in Exhibit 23.1 refers to the audit report dated January 4, 2021. Please make arrangements with your auditor to revise the consent to refer to the audit report dated January 4, 2021 (except for Note 1 "Summary of Significant Accounting Policies – Patents" and Note 3 "Long Lived Assets – Patent," which are dated June 18, 2021).

Note 7 - Subsequent Events, page F-15

Kirk Blosch
Outdoor Specialty Products, Inc.
July 16, 2021
Page 2

3.   We note that you evaluated subsequent events from the balance sheet date through the date the financial statements were issued. Please enhance your disclosure here and on page F-5 to also disclose the actual date through which subsequent events have been evaluated. Refer to ASC 855-10-50-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeff Gordon at 202-551-3866 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or Perry Hindin at 202-551-3444 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ronald N. Vance